United States securities and exchange commission logo





                             July 14, 2021

       Michael Gershon
       Chief Legal Officer
       Alset EHome International Inc.
       4800 Montgomery Lane, Suite 210
       Bethesda, Maryland 20814

                                                        Re: Alset EHome
International Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 30,
2021
                                                            CIK No. 0001750106

       Dear Mr. Gershon:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Hannah Menchel at 202-551-5702 or Jonathan Burr at 202-551-5833 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction